Hamco Ventures Limited
Mandar House, 3rd Floor
Johnson’s Ghut, Tortola
British Virgin Islands

June 17, 2025

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hamco Ventures Limited Registration Statement on Form F-1 Amendment No. 3 Response to the Staff’s Comments Dated June 11, 2025 Registration No. 333-283829

Dear Mr. Rhodes, Mr. Decker, Ms. Hough and Mr. Field:

Hamco Ventures Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 11, 2025 on the Company’s registration statement on Form F-1, Amendment No. 3 submitted on June 4, 2025. Concurrently with the submission of this letter, the Company is filing its amendment No. 4 to the registration statement on Form F-1 (the “Amendment No. 4 to the Registration Statement”).

The Staff’s comments from its letter dated June 11, 2025 are repeated below in bold and followed by the Company’s responses.

Prospectus Summary, page 1

1.	We note your response to prior comment 2 and reissue. We note that no changes have been made to the Prospectus Summary section of the registration statement in response to the prior comment. We acknowledge the updated disclosure included on the cover page; however, please ensure that the relevant disclosure is found both on the cover page and in the Prospectus Summary section. In that regards, please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

We have updated our disclosure to provide the requisite information requested in this comment to the “Prospectus Summary”. In addition, we have provided a legal opinion of PRC counsel to the disclosure attached thereto as Exhibit 8.1.

Dilution, page 47

2.	Please update your net tangible book value to December 31, 2024, as well as any underlying calculated amounts presented in the dilution table.

We have updated our disclosure by updating our net tangible book value to December 31, 2024 and underlying calculated amounts presented in the dilution table.

If you have any questions or further comments regarding the Amendment No. 4 to the Registration Statement, please contact me via email at eddy.chow@hamcopartners.com.

Sincerely.

By:	/s/ Chun Leung Chow, (Eddy)
Name:	Chun Leung Chow, (Eddy)
Title:	Chief Executive Officer, Chief Financial Officer, Director